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February 19, 2009	Richard J. Mattera Partner 303.454.2471 rjmattera@hhlaw.com

Via EDGAR and Overnight Courier

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn:                                                                    Lyn Shenk

Daniel Morris

Doug Jones

Re:                             Regal Entertainment Group

Form 10-K for the Year Ended December 27, 2007

Schedule 14A filed April 18, 2008

File No. 001-31315

Comment letter dated February 10, 2009

Dear Mr. Shenk:

On behalf of Regal Entertainment Group, a Delaware corporation (“Regal” or the “Company”), this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in a letter (the “comment letter”) to Amy E. Miles, Executive Vice President, Chief Financial Officer and Treasurer of Regal, dated February 10, 2009, regarding the Company’s Form 10-K for the fiscal year ended December 27, 2007 (File No. 001-31315), as filed with the Commission on February 26, 2008 and the Company’s Schedule 14A as filed with the Commission on April 18, 2008 (File No. 001-31315) (the “2008 proxy statement”).  Regal’s response to the Staff’s comments are set forth below and are numbered to correspond to the numbering of the Staff’s comments in the comment letter.  The responses provided herein are based on discussions with, and information furnished by, Regal and its advisors, as applicable.

Form 10-K for the Year Ended December 27, 2007

Consolidated Statements of Cash Flows, page 57

1.                                       Comment: We note your response to our prior comment number 2.  In your response, you state that paragraphs 16b and 22b of SFAS 95 distinguish between returns of investment in equity instruments and returns on equity securities, respectively.  You also state your belief that the proceeds received in 2007 from National CineMedia were returns on your investment.  While paragraphs 16b and 22b of SFAS 95 do distinguish between returns of and on investments, we believe they provide guidance on the cash flow classification of three separate types of cash inflows:

•                  Interest and dividends (referred to as returns on investments)—operating inflows per paragraph 22b;

•                  Returns of capital invested without the sale of the underlying investment (referred to as returns of investment in equity instruments)—investing inflows per paragraph 16b; and

•                  Receipts from sales of equity instruments—investing inflows per paragraph 16b.

In this regard, the sale of 1.6 million common units for cash proceeds of $32.2 million appears to be a receipt from the sale of equity instruments under paragraph 16b and the preferred unit redemption for cash proceeds of $315.1 million appears to be a return of capital without the sale of the underlying investment (i.e., a redemption) also under paragraph 16b.  Neither of these cash inflows appear to be the interest and dividends that are specified as returns on investments in paragraph 22b and, therefore, it is not clear to us why your reference to the example of the receipt of dividends in Appendix C of SFAS 95 is relevant.  Accordingly, we believe these amounts should be classified as investing inflows rather than as operating inflows on your statement of cash flows.

Response:

Pursuant to our telephone call with the Staff on February 12, 2009, in future Company filings with the Commission (effective with our Form 10-K for the year ended January 1, 2009), we will revise the Consolidated Statement of Cash Flows for the year ended December 27, 2007 to reclassify the $347.3 million of proceeds received in connection with the redemption of preferred units of National CineMedia, LLC (“National CineMedia”) and sale of National CineMedia common units to National CineMedia, Inc. from operating cash flows to investing cash flows.  We believe this presentation more clearly reflects the underlying source of funding of such proceeds, provides more enhanced clarity to our cash flow from operations from our on-going business activities and enhances comparability amongst the periods presented in our financial statements. Our disclosure, which we will present in tabular form, will include the previously reported total funds provided from operating cash flows and investing cash flows so that financial statement users can identify the impact of the changes.

Schedule 14A filed April 18, 2008

Annual Cash Bonus, page 17

2.                                       Comment: We note your response to prior comment 9.  However, the causal connection between the disclosure of your discretionary strategic targets and of your financial targets and any competitive harm is not clear.  If you believe that your performance targets may be omitted due to the risk of competitive harm, please provide additional detailed analysis in support of your conclusion.  We request that you address, with greater specificity, how the disclosure of performance targets might be expected to affect the particular business decisions of your competitors and, in so doing, place you at a competitive disadvantage.  Refer to Instruction 4 of Item 402(b) of Regulation S-K.

Response:

Pursuant to our telephone call with the Staff on February 10, 2009, we understand the Staff’s comment concerns performance targets for the recently completed fiscal year that corresponds to the reported compensation in the Company’s proxy statement for such fiscal year (i.e., performance targets for the fiscal year ended December 27, 2007 (“Fiscal 2007”) that relate to Fiscal 2007 compensation disclosed in the Company’s 2008 proxy statement).  We have considered the Staff’s comment and will disclose in future Company filings with the Commission the performance targets for the completed fiscal year as adjusted at the completion of the fiscal year to reflect actual industry attendance figures, as required by the Company’s annual executive incentive program, including additional disclosure regarding any material adjustment, if applicable.

3.                                       Comment: It is unclear whether a performance target was set relating to EBITDAR.  Your proxy disclosure refers to targets for EBITDA and EBITDAR margin.  However, your response letter also refers to targets for EBITDAR.  Please clarify.

Response:

The reference in our 2008 proxy statement to Fiscal 2007 EBITDA and EBITDAR margin relates to the two targets that were selected from the 16 listed discretionary targets to determine 75% of the target award for our named executive officers as well as the two financial factors that were used to determine 25% of the target award for our named executive officers.  As mentioned in our 2008 proxy statement, EBITDAR is one of the 16 listed discretionary targets that may be used to determine 75% of the target award for our named executive officers.  Although we inadvertently referenced EBIDTAR in our response to the Commission dated January 12, 2009, EBITDAR was not used as a performance target for Fiscal 2007, but it may be used in the future.  In response to this Staff comment and as noted above, we will disclose as adjusted performance targets in the Company’s future filings with the Commission, and will further clarify our disclosure with respect to specific targets that were selected from the 16 discretionary targets for each such completed fiscal year.

Specific questions or comments regarding accounting related issues may be addressed to Amy Miles, Chief Financial Officer, at (865) 925-9422 or Amy.Miles@regalcinemas.com or to David Ownby, Chief Accounting Officer, at (865) 925-9517 or David.Ownby@regalcinemas.com.  In addition, please direct any general questions or comments regarding the foregoing to me at (303) 454-2471 or rjmattera@hhlaw.com or to Tara L. Dunn at (303) 454-2426 or tldunn@hhlaw.com.

Sincerely,

/s/ RICHARD J. MATTERA

Richard J. Mattera

cc:	Regal Entertainment Group